Via Facsimile and U.S. Mail
Mail Stop 4720

September 25, 2009

Stephen D. Fenstermacher
Executive Vice President and Global Chief Financial Officer
Mannatech, Incorporated
600 S. Royal Lane, Suite 200
Coppell, TX 75019

**Re: Mannatech, Incoporated**
**Form 10-K for the Fiscal Year Ended December 31, 2008**
**Definitive Proxy Statement on Schedule 14A**
**File Number: 000-24657**

Dear Mr. Fenstermacher:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2008**

General

1. Please revise your disclosure to describe the nature of the changes you made to your corporate governance practices as a result of the settlement of your lawsuit with the Attorney General of Texas and the shareholder derivative lawsuits. Please be as specific as possible in your discussion of these changes and be sure to include this discussion in all places in your annual report where it is appropriate to do so, for example, any relevant risk factor and in the corporate governance

disclosure required by Part III of Form 10-K. Similarly, please revise your disclosure to discuss in more detail the changes and programs you agreed to implement to provide for comprehensive monitoring and compliance of your representations, advertisement and labeling of your products and associated research, as well as policies regarding the relationship between Mannatech and Manna Relief Ministries and the conduct of Mannatech-sponsored events and web sites.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition and Deferred Revenue, page 53

2.    We note that pack sales entitle your associates to purchase your products at discounted prices and include certain products, promotional and educational information, and policies and procedures. Purchase of these packs appear to obligate you to perform services as noted on page 8 and 9 as well as making available products at discounted prices.

- Please tell us why you recognize revenue for pack sales upon receipt by the customer.
- Provide us your stated policy and/or a copy of the agreement you have with the customer for new and renewal pack sales.
- Tell us your obligations and period over which you have obligations under new and renewal pack sales.
- Provide us an analysis of the accounting literature including EITF 00-21 and SAB 104 supporting your accounting for new and renewal pack sales.
- Tell us how your accounting for pack sales when the pack sale price exceeds the wholesale value of all individual components within the pack complies with GAAP.

3.    Refer to your disclosure for your product returns policies. Please revise your disclosure to address the following items:

- Whether or not the returned product is resalable; and
- When you exchange product from your inventory for returned product, tell us how you account for your estimate of returns at the time of the product sale, and how you account for returns when they are actually returned and make the exchange. Provide an analysis supporting your accounting treatment with reference to authoritative literature. It may also be helpful to provide us a supplemental example showing the journal entries made.

**Definitive Proxy Statement on Schedule 14A**

Compensation Discussion & Analysis, page 22

4.      We note your statements that you periodically compare the compensation you pay to your Named Executive Officers to "companies of our size" and that you used this information in 2008 to make salary adjustments.  Please note that, to the extent you examine the compensation paid by comparable companies and weigh this information in your own compensation decisions, you should disclose the names of the companies you used as points of reference in making your executive compensation decisions. Please be as specific as possible in your discussion, particularly when stating the weight you give to the comparable companies in your determination.

2008 Grants of Plan Based Awards Table, page 32

5.      We note that in 2008 the Board awarded discretionary stock options to Named Executive Officers "in recognition of the difficult operating environment related to the lengthy litigation process."  However, you do not indicate the Board's rationale for allocating the option awards among the officers listed in the table on page 32.  In particular, the table indicates that Wayne Badovinus' award was substantially greater than the other officers, by a factor of more than 20 to 30 times in most cases.  Please explain the Board's reasoning for this disparity and confirm that you will provide a similar discussion in next year's proxy statement to the extent applicable.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383, or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on the remaining comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant